Exhibit 1

Mr. David Stryker, EVP and General Counsel

Huntsman Corporation

March 7, 2022 (via email)

Dear Mr. Stryker,

I wish to advise you that various false and misleading statements have been made in your recent SEC filing regarding my background and experience. I request that such be promptly corrected. While the company is entitled to form its own opinions regarding the value of my relevant experience, the company is not entitled to mis-state information and publish statements it knows to be false or could easily determine to be false with a simple records search. Please see the correct information below:

Page 31: “Operating experience limited to oil & gas, refineries, and commodity chemicals.” As Huntsman is well aware as a competitor, both ChevronPhillips Chemical Company and Lyondell Basell Industries operated a number of differentiated and/or specialty chemical businesses. Those include, but are not limited to, alpha olefins, Performance Pipe, Ryton PPS, mercaptans, K Resin styrene butadiene copolymers, ETBE biofuels, specialty solvents, flavors and fragrances, specialty compounding businesses, plastic fuel tank/automotive interior/medical grade polymers, and very large catalyst and licensing businesses. I was also a board member of DuPont, one of the largest specialty chemical companies in the world.

Page 31: “No business experience in nearly a decade.” I announced retirement from Lyondell Basell Industries in late 2014. I immediately went on the board of DuPont and later went on the board of Continental Resources. I also was President of the University of Oklahoma, which operated multiple campuses, had a large medical center and NCI designated Cancer Research Hospital. Information regarding the economic scope, number of employees, research budgets etc. and my dates of service are publicly available.

Page 37: “Narrow experience focused in oil & gas, refineries, and commodity chemicals; no experience in differentiated chemicals, R&D, M&A, nor innovation.” Most would not characterize over thirty five years in all aspects of the energy business, from upstream (well head), midstream (pipelines and processing plants), refining, to chemicals and specialty chemicals as “narrow experience” but you are entitled to your view on this. Having said that, the other statements are patently false. See the first comments on Page 31 above for further information on differentiated chemicals in the various companies where I was either CEO and/or a board member. All of these companies, ConocoPhillips, ChevronPhillips, Lyondell Basell, and DuPont had significant R&D groups that had a broad range of chemistries, process technologies and/or catalyst systems with major licensing and royalty businesses. You can review those companies’ websites for more details. Those same websites provide additional insight into their innovation practices. The University of Oklahoma where I was president and MD Anderson Cancer Center where I am Vice Chairman both have major research groups as well, including major licensing, royalty, and research grant revenue. The comment on no M&A experience is surprising. ChevronPhillips’ headquarters are located in the Woodlands a couple of blocks away from the Huntsman headquarters. Your Chairman and CEO has been in my office at that location while I was CEO of ChevronPhillips, and he and almost everyone else in the chemicals business will recall that I negotiated, closed and then ran this merger of equals that resulted in a remarkably successful company to this day. I also inform you that I ran M&A at Phillips Petroleum Company for a number of years and was involved in tens of billions of dollars of transactions, including many of those that ultimately led to the merger of Conoco and Phillips creating a Fortune 5 company at the time. Both ChevronPhillips and Lyondell Basell had M&A activities during my tenures as CEO of each but both companies were primarily grown through strong operations and “bricks and mortar” growth by expanding plants and building new plants around the world. Additionally, I was heavily involved in the merger of Dow and DuPont in my role as board member.

Page 31/Page 37: “Repeat nominee by Starboard in multiple proxy contests;” “Repeat Starboard nominee raising questions about his ability to act independently of Starboard as a director” and “Promoted by Starboard as strong candidate based on strength of his ties to the Huntsman family.” My limited arrangements with Starboard have all been made public and are fully disclosed. I will act in the best interest of all stakeholders as would be expected of any board member regardless of who might submit their name. I was nominated once before by Starboard in their work with Corteva, an agricultural spin from the Dow DuPont merger. Given my experience on the DuPont board with some of the people and assets involved in the spin, they thought I might be a valuable board contributor. The Corteva board lacked agriculture experience and thus focused their new board member choices in that way. My experience is clearly more chemical industry/energy industry focused. I do not know what Starboard may have said with respect to any prior relationship with the Huntsman family. I have only had business dealings with the company and no personal relationships with any of the family members. The founder of the company, Jon Huntsman, Sr., did write a personal note to me while I was CEO of ChevronPhillips Chemical thanking me for “saving his company from bankruptcy” or similar language shortly after Huntsman defaulted on its debt in the mid 2000’s. ChevronPhillips continued to sell Huntsman feedstocks and otherwise extend credit when others would not. That handwritten note likely remains in the archives of ChevronPhillips as it was considered a piece of chemical industry history. I continue to stand ready to serve as an INDEPENDENT board member if elected. Your SEC filing seems to imply I am beholden to both the Huntsman family and Starboard when in fact, I would be fully committed to independently representing the best interests of all stockholders in accordance with my fiduciary duties, in the same manner as I have at all of the companies at which I have served as a board member.

I repeat my request that you correct the record to accurately portray my experience and background. Almost all the information cited above is public information and easily confirmed by simple searches of the companies’ public filings, records, websites and press releases.

Thank you,

/s/ James L. Gallogly

James L. Gallogly